Name of Registrant: Berkshire Hathaway, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

April 15, 2021

Dear Berkshire Hathaway Shareowner:

Vote FOR Proposal #2 Requesting Improved Reporting of Physical and Transitional Climate-Related Risks and Opportunities

CalPERS is the largest state public pension fund in the U.S. with approximately $450 billion in total assets under management and a long-term owner of approximately 1000 shares of Class A and 3.5 million shares of Class B at Berkshire Hathaway. We are co-sponsoring Proposal #2 along with Federated Hermes and Caisse de Depot et Placement du Quebec (CDPQ).

We believe it is vital that the company provide shareowners with an annual assessment on how it manages physical and transitional climate-related risks and opportunities. This is especially true for companies in carbon-intensive industries or those that have the potential to be significantly impacted by climate change - such as utilities and insurance companies, both of which are contained in the company's portfolio. Given the company’s current lack of disclosure related to climate risk, we believe it is imperative that shareowners vote FOR Proposal #2.

Consistent with CalPERS Governance & Sustainability Principles we will also be voting FOR Proposal #3 asking for an assessment of the company’s diversity and inclusion efforts.

Vote AGAINST the Re-election of Audit Committee and Governance Committee Members

CalPERS will be voting AGAINST the members of the Audit Committee and Governance Committee (Susan Decker, David Gottesman, Charlotte Guyman, Thomas Murphy, Walter Scott Jr. and Meryl Witmer) for failing to provide accurate and timely disclosure of environmental risks and opportunities, such as those associated with climate change. We are also concerned with the lack of board refreshment and the long tenure of the board. Furthermore, in our view these board members have demonstrated a lack of responsiveness to our multiple engagement requests and we believe it is important to hold them accountable.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,
SIMISO NZIMA
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.